EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2015	2014
	(dollars are in millions)
Income (loss) from continuing operations	$(213)	$348
Income tax expense (benefit)	(228)	95
Income (loss) from continuing operations before income tax expense	(441)	443
Fixed charges:
Interest expense	487	541
Interest portion of rentals(1)	2	2
Total fixed charges	489	543
Total earnings from continuing operations as defined	$48	$986
Ratio of earnings to fixed charges	.10	1.82
Preferred stock dividends(2)	$97	$97
Ratio of earnings to combined fixed charges and preferred stock dividends	.08	1.54

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.